UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TALEND S.A.
(Name of Issuer)

Ordinary Shares, nominal value €0.08 per share
(Title of Class of Securities)

874224207**
(CUSIP Number)

February 5, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The CUSIP number relates to the American Depositary Shares, each representing one Ordinary Share.

CUSIP No. 874224207	13G	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSONS 40 NORTH MANAGEMENT LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person with	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,600,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,600,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,600,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 8.2%
12.	TYPE OF REPORTING PERSON (see instructions) IA

* This amount consists of American Depositary Shares, each representing one Ordinary Share.

** Based on a total of 31,763,338 Ordinary Shares issued and outstanding as of October 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2020.

CUSIP No. 874224207	13G	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSONS 40 NORTH LATITUDE FUND LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person with	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,600,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,600,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,600,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 8.2%
12.	TYPE OF REPORTING PERSON (see instructions) PN

* This amount consists of American Depositary Shares, each representing one Ordinary Share.

** Based on a total of 31,763,338 Ordinary Shares issued and outstanding as of October 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2020.

CUSIP No. 874224207	13G	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSONS 40 NORTH LATITUDE MASTER FUND LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person with	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,600,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,600,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,600,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 8.2%
12.	TYPE OF REPORTING PERSON (see instructions) CO

* This amount consists of American Depositary Shares, each representing one Ordinary Share.

** Based on a total of 31,763,338 Ordinary Shares issued and outstanding as of October 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2020.

CUSIP No. 874224207	13G	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSONS 40 NORTH GP III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person with	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,600,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,600,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,600,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 8.2%
12.	TYPE OF REPORTING PERSON (see instructions) OO

* This amount consists of American Depositary Shares, each representing one Ordinary Share.

** Based on a total of 31,763,338 Ordinary Shares issued and outstanding as of October 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2020.

CUSIP No. 874224207	13G	Page 6 of 13 Pages

1.	NAME OF REPORTING PERSONS DAVID S. WINTER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person with	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,600,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,600,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,600,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 8.2%
12.	TYPE OF REPORTING PERSON (see instructions) IN

* This amount consists of American Depositary Shares, each representing one Ordinary Share.

** Based on a total of 31,763,338 Ordinary Shares issued and outstanding as of October 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2020.

CUSIP No. 874224207	13G	Page 7 of 13 Pages

1.	NAME OF REPORTING PERSONS DAVID J. MILLSTONE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person with	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,600,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,600,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,600,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 8.2%
12.	TYPE OF REPORTING PERSON (see instructions) IN

* This amount consists of American Depositary Shares, each representing one Ordinary Share.

** Based on a total of 31,763,338 Ordinary Shares issued and outstanding as of October 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2020.

CUSIP No. 874224207	13G	Page 8 of 13 Pages

Item 1(a).	Name of Issuer:

Talend S.A. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9 rue Pages, 92150 Suresnes, France.

Item 2(a).	Name of Person Filing:

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	40 North Management LLC (“40 North Management”);

ii.	40 North Latitude Fund LP (“40 North Latitude Feeder”);

iii.	40 North Latitude Master Fund Ltd. (“40 North Latitude Master”);

iv.	40 North GP III LLC (“40 North GP”);

v.	David S. Winter; and

vi.	David J. Millstone.

This statement relates to ADSs (as defined in Item 2(e) below) held by 40 North Latitude Master, the “master” fund in a “master-feeder” structure in which 40 North Latitude Feeder is a “feeder” fund. The principal business of each of 40 North Latitude Feeder and 40 North Latitude Master is the making of investments in securities and other assets. The principal business of 40 North GP is to serve as general partner of 40 North Latitude Feeder. 40 North Management serves as principal investment manager to 40 North Latitude Feeder and 40 North Latitude Master. As such, 40 North Management has been granted investment discretion over portfolio investments, including the ADSs, held for the account of 40 North Latitude Master. David S. Winter and David J. Millstone each serve as the sole members and principals of each of 40 North Management and 40 North GP, and as the sole directors of 40 North Latitude Master.

The agreement between the Reporting Persons to file this statement jointly in accordance with Rule 13d-1(k) under the Exchange Act is attached as Exhibit A.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 9 West 57th Street, 47th Floor, New York, New York 10019.

Item 2(c).	Citizenship:

i.	40 North Management is a Delaware limited liability company;

ii.	40 North Latitude Feeder is a Delaware limited partnership;

iii.	40 North Latitude Master is a Cayman Islands exempted company incorporated with limited liability;

iv.	40 North GP is a Delaware limited liability company;

CUSIP No. 874224207	13G	Page 9 of 13 Pages

v.	David S. Winter is a United States citizen; and

vi.	David J. Millstone is a United States citizen.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, nominal value €0.08 per share (“Shares”).

Item 2(e).	CUSIP Number:

874224207 (the CUSIP number relates to the American Depositary Shares (“ADSs”), each representing one Share).

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 2,600,000 Shares. This amount consists of 2,600,000 ADSs, each representing one Share.

Item 4(b).	Percent of Class:

Each of the Reporting Persons may be deemed to be the beneficial owner of all of the Shares reported herein, which represent approximately 8.2% of the Issuer’s outstanding Shares. The percentage in the immediately preceding sentence is calculated based on a total of 31,763,338 Shares issued and outstanding as of October 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2020.

Item 4(c).	Each of the Reporting Persons may be deemed to have shared power to vote or dispose or direct the voting or disposition of all of the Shares reported herein.

CUSIP No. 874224207	13G	Page 10 of 13 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

In addition to the Reporting Persons, the limited partners of (or investors in) 40 North Latitude Feeder, or its respective subsidiaries or affiliated entities, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the ADSs held for the account of 40 North Latitude Feeder in accordance with their respective limited partnership interests (or investment percentages).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certifications:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 874224207	13G	Page 11 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 5, 2021	40 NORTH MANAGEMENT LLC

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: February 5, 2021	40 NORTH LATITUDE FUND LP

By 40 North GP III LLC, its General Partner

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: February 5, 2021	40 NORTH LATITUDE MASTER FUND LTD.

	By:	/s/ David S. Winter
David S. Winter
Director

	By:	/s/ David J. Millstone
David J. Millstone
Director

Date: February 5, 2021	40 NORTH GP III LLC

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: February 5, 2021	DAVID S. WINTER

	By:	/s/ David S. Winter

CUSIP No. 874224207	13G	Page 12 of 13 Pages

Date: February 5, 2021	DAVID J. MILLSTONE

	By:	/s/ David J. Millstone

CUSIP No. 874224207	13G	Page 13 of 13 Pages

EXHIBIT INDEX

A.	Joint Filing Agreement by and among 40 North Management LLC, 40 North Latitude Fund LP, 40 North Latitude Master Fund Ltd., 40 North GP III LLC, David S. Winter, and David J. Millstone.

Exhibit A

AGREEMENT
JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13G and any future amendments thereto (including amendments on Schedule 13D) reporting each of the undersigned’s ownership of securities of Talend S.A., and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 5, 2021	40 NORTH MANAGEMENT LLC

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: February 5, 2021	40 NORTH LATITUDE FUND LP

By 40 North GP III LLC, its General Partner

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: February 5, 2021	40 NORTH LATITUDE MASTER FUND LTD.

	By:	/s/ David S. Winter
David S. Winter
Director

	By:	/s/ David J. Millstone
David J. Millstone
Director

Date: February 5, 2021	40 NORTH GP III LLC

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Exhibit A

Date: February 5, 2021	DAVID S. WINTER

	By:	/s/ David S. Winter

Date: February 5, 2021	DAVID J. MILLSTONE

	By:	/s/ David J. Millstone